51-102F3
MATERIALCHANGE REPORT

Item 1 Name and Address of Company

KELSO TECHNOLOGIES INC.
7773–118 AStreet
North Delta, BC, V4C 6V1
Tel: 250-764-3618

Item 2 Date of Material Change

July 7, 2014

Item 3 News Release

The news release was issued on July 7, 2014 by Marketwired and Baystreet.

Item 4 Summary of Material Change

The Company announced that it has granted a stock option for 100,000 common shares to a new executive manager of the Company as part of his compensation agreement. The option is exercisable at $6.25 per common share. The option vests immediately and is exercisable at any time until July 7, 2019.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please see attached News Release.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2)  of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

July 8, 2014

NEWS RELEASE
Kelso Technologies Inc.

(The “Company” or “Kelso”)	July 7, 2014
Canada: TSX: KLS
Unites States: OTCQX: KEOSF

GRANT OF OPTION

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has granted a stock option for 100,000 common shares to a new executive manager of the Company as part of his compensation agreement. The option is exercisable at $6.25 per common share. The option vests immediately and is exercisable at any time until July 7, 2019.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, the financials statements and management discussion and analysis can be viewed in their entirety on the Company's website at www.kelsotech.com or www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the grant of option provides additional key executive management for a period of five years. Kelso is reliant on certain key employees who may leave the Company and we may be unable to protect or defend our intellectual property and business model. Investors are cautioned against placing undue reliance on forward-looking statements. We assume no responsibility to update these forward looking statements except to the extent required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com